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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 4)*

                             The Rottlund Company, Inc.
                             --------------------------
                                  (Name of Issuer)

                            Common Stock, $.10 par value
                            ----------------------------
                            (Title of Class Securities)

                                     779077106
                                     ---------
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
----------------------                                       -------------------
 CUSIP No. 779077106                                           Page 2 of 5 Pages
--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Bernard J. Rotter

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / /
                                                                        (b) /X/

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF       5        SOLE VOTING POWER
     SHARES                      1,597,483
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       6        SHARED VOTING POWER
      EACH                       2,131,583
   REPORTING       -------------------------------------------------------------
     PERSON        7        SOLE DISPOSITIVE POWER
      WITH                       1,597,483
                   -------------------------------------------------------------
                   8        SHARED DISPOSITIVE POWER
                                 2,131,583 shares (See Item 4 of this Schedule)

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
              2,131,583 shares (See Item 4 of this Schedule)

--------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN / / SHARES (See Instructions)

--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              37.0%

--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON  (See Instructions)
              IN
--------------------------------------------------------------------------------

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                                     ITEM 1(a)
          Name of Issuer:

               The Rottlund Company, Inc.

                                     ITEM 1(b)
          Address of Issuer's Principal Executive Offices:

               2681 Long Lake Road
               Roseville, Minnesota  55113

                                     ITEM 2(a)
          Name of Person Filing:

               Bernard J. Rotter

                                     ITEM 2(b)
          Address of Principal Business Office or, if none, Residence:

               2681 Long Lake Road
               Roseville, Minnesota  55113

                                     ITEM 2(c)
          Citizenship:

               U.S.A.

                                     ITEM 2(d)
          Title of Class of Securities:

               Common Stock, $.10 par value

                                     ITEM 2(e)
          CUSIP Number:

               779077106

                                       ITEM 3
          Not applicable.

                                       ITEM 4
Ownership.

          (a)  Amount Beneficially Owned:

               2,131,583

               Includes 20,583 shares which may be acquired pursuant to the exercise by Mr. Rotter of outstanding stock options, 100 shares held by Mr. Rotter's spouse, and an aggregate of 534,000 shares


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               held by three of Mr. Rotter's children.

          (b)  Percent of Class

               37.0%

          (c)  Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the vote
                         1,597,483

                (ii)     shared power to vote or to direct the vote
                         2,131,583

               (iii) sole power to dispose or to direct the disposition of 1,597,483

                (iv) shared power to dispose or to direct the disposition of 2,131,583

          On October 29, 1992, Bernard J. Rotter, who is the Vice President, Treasurer and a Director of the Company, and his brother, David H. Rotter, who is the President, Secretary and a Director of the Company, and their respective children and then spouses entered into a Shareholders' Agreement (the "Shareholders' Agreement") intended by them to preserve continuity of ownership and control of the Company. Bernard J. Rotter beneficially owns 2,131,583 shares, including 1,597,483 held directly, 100 shares held by his spouse and an aggregate of 534,000 held by three of his children. On July 24, 1995 a divorce decree (the "Divorce Decree") was entered in Hennepin County District Court with respect to the divorce of David H. Rotter and his spouse, Shirley A. Rotter. Pursuant to the Divorce Decree one half of the shares then held by David H. Rotter and Shirley A. Rotter were ordered to be put into a constructive trust (the "Trust") for the benefit of Shirley A. Rotter to be held until the earlier of (i) the repayment of the Company's loan with First Bank Association, N.A., which loan David H. Rotter has personally guaranteed or (ii) June 1, 1999. The loan with First Bank Association, N.A. has been paid off. The Divorce Decree states that Shirley A. Rotter's rights pursuant to the Shareholders' Agreement are ordered to remain in full force and effect. Pursuant to the terms of the Shareholders' Agreement and the Divorce Decree, David H. Rotter beneficially owns 2,172,483 shares including 823,983 shares held directly, 821,500 shares held in the Trust and an aggregate of 527,000 shares held by two of his children. Collectively, David H. Rotter and Bernard J. Rotter would beneficially own 74.4% of the outstanding shares. The Shareholders' Agreement divides the Rotter families who own shares into two groups, the "DR Group", whose controlling shareholder is David H. Rotter and the "BR Group", whose controlling shareholder is Bernard Rotter. The members of the groups, so long as they own their respective shares, have agreed to (i) vote their shares in accordance with the instructions of the controlling shareholder of their respective group and (ii) certain restrictions upon their ability to transfer or otherwise dispose of their shares to third parties in the event of certain voluntary lifetime transfers, upon death and in the case of involuntary transfers. If any member of the BR Group desires to dispose of his or her shares without the consent of Bernard J. Rotter, such member must first offer such shares to Bernard J. Rotter, and if he does not elect to acquire such shares, then to David H. Rotter. Similarly, if any of the members of the DR Group desire to dispose of their shares without the consent of David H. Rotter, such member must first offer the shares to David H. Rotter, and if he does not elect to acquire such shares, then to Bernard J. Rotter. David H. Rotter and Bernard J. Rotter have agreed that they will offer their respective shares to


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the other in the event of a proposed lifetime transfer, and each has given to the other the option to purchase his shares upon death, disability or in the event of an involuntary transfer.

                                       ITEM 5
Ownership of Five Percent or Less of a Class.

    Not applicable.

                                       ITEM 6
Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

                                       ITEM 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

                                       ITEM 8
Identification and Classification of Members of Group.

    Not applicable.

                                       ITEM 9
Notice of Dissolution of Group.

    Not applicable.

                                      ITEM 10
Certification.

    Not applicable.


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                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 4, 1998


                                        By    /s/ Bernard J. Rotter
                                           ----------------------------------
                                           Bernard J. Rotter